UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

Henry B. Tippie, c/o Dover Downs Gaming & Entertainment, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810

(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

(A)  Estate of John W. Rollins, Sr.

(B)  Henry B. Tippie, Executor of the Estate of John W. Rollins, Sr.

(A)  E.I.N. # 54-6461824

(B)  S.S. # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization (A) State of Delaware (B) United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (A) 5,455,400 (B) 2,321,000

	8.	Shared Voting Power (A) 0 (B) 225,000

	9.	Sole Dispositive Power (A) 5,455,400 (B) 2,000,000

	10.	Shared Dispositive Power (A) 0 (B) 225,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (A) 5,455,400 (B) 2,546,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (A) 36.4% (B) 21.3%

14.	Type of Reporting Person (See Instructions) (a) 00 (b) IN

Item 1.	Security and Issuer
See Amendment No. 2 dated December 17, 2004 (“Amendment No. 2”)
Item 2.	Identity and Background
See Amendment No. 2.
Item 3.	Source and Amount of Funds or Other Consideration
See Amendment No. 2.
Item 4.	Purpose of Transaction

(A) The Estate sold 39,317 shares of Common Stock at $14.319 per share on February 10, 2005, 100,000 shares of Common Stock at $14.2127 per share  and 19,000 shares of Common Stock at $14.16 per share on February 11, 2005, and 62,972 shares of Common Stock at $14.2434 per share on February 14, 2005.

(B) A foundation of which Mr. Tippie is Co-Trustee disposed of 5,000 shares of Common Stock on February 14, 2005.
Item 5.	Interest in Securities of the Issuer
(a)	(A) Estate:

Amount beneficially owned:   5,455,400.  The Estate beneficially owns 39,400 shares of Common Stock and 5,416,000 shares of Class A Common Stock or 36.4% of the Common Stock (which for purposes of this calculation is based on 9,531,163 shares of Common Stock outstanding to which have been added 5,416,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

(B) Mr. Tippie:

Amount beneficially owned:   2,546,000. The Reporting Person beneficially owns 125,000 shares of Common Stock and 2,421,000 shares of Class A Common Stock or 21.3% of the Common Stock (which for purposes of this calculation is based on 9,531,163 shares of Common Stock outstanding to which have been added 2,421,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).  The above numbers include 321,000 shares of Class A Common Stock over which Mr. Tippie has voting control only (but not the power to dispose of the shares and no pecuniary interest in the shares), 20,000 shares of Common Stock held as Co-Trustee and 105,000 shares of Common Stock and 100,000 shares of Class A Common Stock held by Mr. Tippie’s wife.

(b)	Please refer to Items 7 through 9 on the cover page hereof and Item 5(a) above.
(c)	(A) Please refer to Item 4 above.
(B) Please refer to Item 4 above.
(d)	See Amendment No. 2.
(e)	See Amendment No. 2.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of John W. Rollins, Sr.

Date:	February 15, 2005	/s/ Henry B. Tippie
By Henry B. Tippie, Executor

/s/ Henry B. Tippie
Henry B. Tippie, Individually

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)